For further information, please contact:	Investor Relations (562) 350 6038 investor.relations@masisa.com Internet: www.masisa.com

PRESS RELEASE

Net Income resulting from Masisa S.A.’s sale of 90% of
Forestal Argentina S.A. will total US$40 million.

Santiago, July 3, 2007. - MASISA S.A. (NYSE: MYS) (hereinafter referred to as “Masisa” or “the Company”). Masisa announced on June 1, 2007 the sale of 90% of its shareholding in Forestal Argetina S.A. (hereinafter referred to as FASA) to Los Boldos S.A., a company belonging to Diversified International Timber Holdings LLC, a US forestry investment company (80%) and to GrupoNueva S.A., the majority shareholder of Masisa (10%). Masisa will be the direct owner of the remaining 10% and the three investors will develop FASA together. The deal is part of an agreement between the three investors to explore joint investments in forest assets.

As a result of the transaction, with FASA’s assets valued at US$107.2 million, Masisa initially informed that it will book a net income of approximately US$29 million without accounting for the effects of the realization of reserves related to FASA that have been recognized to date by Masisa. The effect of the realization of reserves related to FASA that have been recognized to date by Masisa amounts to approximately US$11 million. Therefore, the net income for Masisa resulting from the above mentioned transaction will total approximately US$40 million under Chilean GAAP.

As previously informed, the final closing of this purchase and sale agreement is subject to normal commercial conditions for these kind of deals, to due diligence, and to the authorization from Argentina’s National Border Zone Commission.

About Masisa

Masisa is a leading furniture and interior architecture board production and marketing company in Latin America. It owns forest assets in most of the region, thereby guaranteeing the raw material for its board business. Masisa’s value proposal is to be a reliable brand, and a company close to all its stakeholders, anticipating market needs by means of product and service innovation, and operating responsibly towards society and the environment.

Masisa has 13 production plants in Chile, Argentina, Brazil, Venezuela and Mexico, all of which will have the ISO 14,001 and OHSAS 18,001 certification. Masisa is currently building an MDF plant in Cabrero, Chile that will have a production capacity of 340,000 m3 a year and will be the company’s largest plant in Latin America, mainly for supply to the export market.

Masisa has three other divisions that operate in synergy with its core board division: forestry; solid wood; and retail.

Masisa is a publicly-traded corporation and its shares are traded on the Santiago Stock Exchange, and on the New York Stock Exchange (NYSE: MYS) in the form of ADRs. The company had consolidated net sales of US$886.5 million in 2006.

Forecasts and Estimates

This press release may contain forecasts, which are different statements from historical facts or current conditions, and include the management’s current vision and estimates of future circumstances, industry conditions and the Company’s performance. Some forecasts may be identified by the use of terms such as “may,” “should,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “forecasts” and other similar expressions. Statements about future market share, projected future competitive strengths, the implementation of significant operating and financial strategies, the direction of future operations, and the factors or trends affecting financial conditions, liquidity, or operating income are examples of forecasts. Such statements reflect the current management vision and are subject to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. These statements are made based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could lead to the current results of Masisa, and the projected Company activities, to materially differ from current expectations.